SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13G



                 Under the Securities Exchange Act of 1934
                            (Amendment No. 2 )*



                        Urban Shopping Centers, Inc.
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                              (Name of Issuer)

                   Common Stock, $.01 par value per share
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                       (Title of Class of Securities)


                                 917060105
                           ---------------------
                              (CUSIP Number)


                              October 30, 2000
--------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |_|      Rule 13d-1(b)
                  |X|      Rule 13d-1(c)
                  |_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)



                             Page 1 of 5 pages

----------------------------------                        ----------------------
CUSIP No.     917060105                    13G              Page 2 of 5 Pages
----------------------------------                        ----------------------



     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

               Security Capital Preferred Growth Incorporated
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

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     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Maryland
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                           5       SOLE VOTING POWER

                                          -0- Shares
                         -------------------------------------------------------
           NUMBER OF
            SHARES         6       SHARED VOTING POWER
           BENEFICIALLY
            OWNED BY                      -0- Shares
             EACH        -------------------------------------------------------
            REPORTING      7       SOLE DISPOSITIVE POWER
             PERSON
              WITH                        -0- Shares
                         -------------------------------------------------------
                           8       SHARED DISPOSITIVE POWER

                                          -0- Shares
                          ------------------------------------------------------

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      -0- Shares
--------------------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*

--------------------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                           0.0% of the Shares of Common Stock
--------------------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*

                                        CO
--------------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                             Page 2 of 5 pages

Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c), check whether the person filing is a:

                  (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;
                  (b) [ ]  Bank as defined in Section 3(a)(6) of the Exchange
                           Act;
                  (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;
                  (d) [ ] Investment company registered under Section 8 of the Investment Company Act;
                  (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
                  (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
                  (g) [ ] An parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
                  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
                  (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
                  (j)   [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).





                             Page 3 of 5 pages

Item 4.  Ownership.

    (a).          Amount Beneficially Owned:

                  SCPG beneficially owns 0 shares of Common Stock.

    (b).          Percent of Class:

                  0.0% of the Common Stock determined in accordance with the provisions of Rule 13d-1 promulgated under the Act.

    (c).          Number of shares as to which such person has:

                  (i).     Sole power to vote or to direct the vote:

                           None.

                  (ii).    Shared power to vote or to direct the vote:

                           None.

                  (iii). Sole power to dispose or to direct the disposition of:

                           None.

                  (iv). Shared power to dispose or to direct the disposition of:

                           None.

Item 5.  Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.  Notice of Dissolution of a Group.

                  Not applicable.




                             Page 4 of 5 pages

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2001



                          SECURITY CAPITAL PREFERRED GROWTH INCORPORATED




                         By: /s/ David T.  Novick
                             ---------------------------------------------------
                         Name:   David T.  Novick
                         Title:  Vice President


                             Page 5 of 5 pages